UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                                     ------

                        BPI Packaging Technologies, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                  05562 T 10 5
              ----------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 055 62 T 10 5                      13G               Page 2 of 6 Pages

--------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos.
    of Above Persons

         Kingsley Associates, Ltd.
         04-3045157
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group       (a)  [  ]
                                                            (b)  [  ]
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
         Massachusetts                                  United States
--------------------------------------------------------------------------------
                   (5)  Sole  Voting  Power:  1,238,198 (includes  an  aggregate of 198,922 shares of Common Stock issuable upon exercise
Number of Shares        of a stock option).

Beneficially            --------------------------------------------------------
                   (6)  Shared Voting Power
Owned by                                   -0-

Each Reporting          --------------------------------------------------------
                   (7)  Sole  Dispositive  Power:    1,238,198  (which  includes
                        198,922  shares of  Common  Stock issuable upon exercise
Person With             of a stock option)

                        --------------------------------------------------------
                   (8)  Shared Dispositive Power
                                           -0-

--------------------------------------------------------------------------------
 (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,238,198
--------------------------------------------------------------------------------
(10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
                  8.7%
--------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
                  CO
--------------------------------------------------------------------------------
* see page 5




                                                               Page 3 of 6 Pages

Item 1(a).        NAME OF ISSUER:

                  BPI Packaging Technologies, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  455 Somerset Avenue, Building #3, Dighton,
                  Massachusetts 02764.

Item 2(a).        NAME OF PERSON FILING:

                  Kingsley Associates, Ltd.

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  29 Willard Common, Concord, Massachusetts 01742

Item 2(c).        CITIZENSHIP:

                  Massachusetts

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

Item 2(e).        CUSIP NUMBER:

                  05562T 10 5

Item 3.           Not applicable.

Item 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           1,238,198 shares (includes an aggregate of 198,922 shares of Common Stock issuable upon exercise of a stock option).

                  (b)      PERCENT OF CLASS:

                           8.7%

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      Sole  power to vote or to  direct  the vote:
                                    1,238,198  shares  (includes an aggregate of
                                    198,922  of  Common  Stock   issuable   upon
                                    exercise  of a  stock  option)




                                                               Page 4 of 6 Pages


                           (ii)     Shared power to vote or to direct the vote:

                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of:

                                    1,238,198  shares  (includes an aggregate of
                                    198,922  of  Common  Stock   issuable   upon
                                    exercise of a stock option)

                           (iv) Shared power to dispose or to direct the disposition of:

                                    -0- shares


Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Dennis N. Caulfield is the Chief Executive Officer of BPI Packaging Technologies, Inc. He owns 50% of the stock in Kingsley Associates, Ltd. and has total voting control over 100% of the stock in Kingsley Associates, Ltd.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE  GROUP.

                  Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





                                                               Page 5 of 6 Pages


         Mr. Caulfield, who is the President of Kingsley Associates, Ltd. ("Kingsley") and the Chairman of the Board of BPI Packaging Technologies, Inc. (the "Issuer") was granted an option to purchase 265,230 shares of the Issuer's Common Stock at a price of $6.625 per share, which was repriced to $4.00 on March 1, 1996 per consent of the Board of Directors. This option vests as follows: (i) prior to June 30, 1994: 0%; (ii) July 1, 1994 through June 30, 1995: 25%; (iii) July 1, 1995 through June 30, 1996: 50%; (iv) July 1, 1996 through  June 30, 1997:  75%; and (v) July 1, 1997 through June 30, 2003:  100%.
Notwithstanding the foregoing, all options (whether or not vested) are exercisable upon the earlier of (a) a sale of all or substantially all of the stock or assets of the Issuer; (b) any time after the average closing price for the Issuer's Common Stock for ten (10) consecutive trading days equals or exceeds $8.50; or (c) upon the death or permanent disability of the officer.

         Mr. Caulfield owns 50% of the stock in Kingsley and has voting control over 100% of the stock in Kingsley. Kingsley disclaims any beneficial ownership in Mr. Caulfield's option to purchase 265,230 shares of Common Stock of the Issuer.




                                                               Page 6 of 6 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                       February 13, 1997
                                             -----------------------------------
                                                           (Date)


                                             KINGSLEY ASSOCIATES, LTD.




                                            By: /s/ Dennis N. Caulfield
                                               ---------------------------------
                                                      (Signature)


                                               Dennis N. Caulfield, President
                                            ------------------------------------
                                                     (Name and Title)